Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Computation of earnings:
Income (loss) before income taxes	(32.1)	5.7	(50.0)	68.0
Plus: fixed charges	13.7	9.5	37.8	26.3
Less: capitalized interest	(0.4)	(0.2)	(1.2)	(0.8)
Earnings	(18.8)	15.0	(13.4)	93.5
Computation of fixed charges
Interest expense, net	12.6	8.9	34.9	24.2
Capitalized interest	0.4	0.2	1.2	0.8
Interest portion of operating lease expense	0.7	0.4	1.7	1.3
Fixed charges	13.7	9.5	37.8	26.3
Ratio of earnings to fixed charges	(a)	1.6	(a)	3.6

(a) Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected period is presented below.
	Three months ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Coverage deficiency - earnings to fixed charges	32.5	—	51.2	—